Exhibit 6.11.3

FIRST COLEBROOK BANK

ENDORSEMENT METHOD SPLIT DOLLAR PLAN AGREEMENT

AMENDMENT

TO THE ENDORSEMENT METHOD SPLIT DOLLAR PLAN
AGREEMENT FOR JAMES E. TIBBETTS

THIS AMENDMENT, made and entered into this 23rd day of December, 2014, by and between First Colebrook Bank, a bank organized and existing under the laws of the United States of America (hereinafter referred to as the "Bank"), and James E. Tibbetts, an Executive of the Bank (hereinafter referred to as the "Executive"), shall effectively amend the First Colebrook Bank Endorsement Method Split Dollar Plan dated January 27, 1999 (hereinafter referred to as the "Agreement") as specifically set forth herein. Pursuant to Section XVI of the Agreement, the Bank and the Executive hereby adopt the following amendment:

1.)	The Lincoln Benefit Life Insurance Company "Insurer" name and 01N1152333 "Policy Number" shall be deleted in their entirety from Page One (1) of the Agreement and shall be replaced with the following:

Insurer:	Massachusetts Mutual Life Insurance Company

Policy Number:	39119443

This Amendment shall be effective the 23rd day of December, 2014. To the extent that any term, provision, or paragraph of the Agreement is not specifically amended herein, or in any other amendment thereto, said term, provision, or paragraph shall remain in full force and effect as set forth in said Agreement.

IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Amendment and executed the original thereof on the first day set forth hereinabove, and that, upon execution, each has received a conforming copy.

THE FIRST COLEBROOK BANK		INSURED
Colebrook, New Hampshire

By:	/s/ Avis Brosseau	/s/ James E. Tibbetts
	(Bank Officer other than Insured)	Participant

Title:	SVP- Finance

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FIRST COLEBROOK BANK

ENDORSEMENT METHOD SPLIT DOLLAR PLAN AGREEMENT

8-K DISCLOSURE NOTICE

Institutions subject to SEC regulation may be required to disclose certain information regarding this amendment. Institutions should consult with SEC counsel as to applicability of this requirement to this amendment.

IMPORTANT NOTICE ABOUT THE PRACTICE OF LAW AND ACCOUNTING

Nothing in this document should be construed as tax, legal, or accounting advice. Renaissance Bank Advisors, LLC does not practice law or accounting. The attached amendment contains recommended changes intended to facilitate discussion between you and your legal and/or tax advisor. It is strongly recommended that you seek review by outside counsel before signing this amendment. Please also note that this amendment could be construed as a material modification of the terms of this split dollar arrangement.

LIFE INSURANCE

ENDORSEMENT METHOD SPLIT DOLLAR PLAN

AGREEMENT

Insurer:	Canada Life Assurance
Lincoln Benefit Life Insurance Company

Policy Number:	US2669013
01N1152333

Bank:	The First Colebrook Bank

Insured:	James E. Tibbetts

Relationship of Insured to Bank:	Executive

The respective rights and duties of the Bank and the Insured in the subject policy shall be as defined in the following:

I.	DEFINITIONS

Refer to the policy contract for the definition of all terms in this Agreement.

II.	POLICY TITLE AND OWNERSHIP

Title and ownership shall reside in the Bank for its use and for the use of the Insured all in accordance with this Agreement. The Bank alone may, to the extent of its interest, exercise the right to borrow or withdraw on the policy cash values. Where the Bank and the Insured (or assignee, with the consent of the Insured) mutually agree to exercise the right to increase the coverage under the subject split dollar policy, then, in such event, the rights, duties and benefits of the parties to such increased coverage shall continue to be subject to the terms of this Agreement.

III. BENEFICIARY DESIGNATION RIGHTS

The Insured (or assignee) shall have the right and power to designate a beneficiary or beneficiaries to receive his share of the proceeds payable upon the death of the Insured, and to elect and change a payment option for such beneficiary, subject to any right or interest the Bank may have in such proceeds, as provided in this Agreement.

IV.	PREMIUM PAYMENT METHOD

The Bank shall pay an amount equal to the planned premiums and any other premium payments that might become necessary to keep the policy in force.

V.	TAXABLE BENEFIT

Annually the Insured will receive a taxable benefit equal to the assumed cost of insurance as required by the Internal Revenue Service. The Bank (or its administrator) will report to the Employee the amount of imputed income received each year on Form W-2 or its equivalent.

VI.	DIVISION OF DEATH PROCEEDS

Subject to Paragraphs VII and X herein, the division of the death proceeds of the policy is as follows:

A.	Upon the death of the Insured, designated in accordance with Paragraph III, shall be entitled to an amount equal to eighty percent (80%) of the net at risk insurance portion of the proceeds. The net at risk insurance portion is the total proceeds less the cash value of the policy.

B.	The Bank shall be entitled to the remainder of such proceeds.

C.	The Bank and the Insured (or assignees) shall share in any interest due on the death proceeds on a pro rata basis as the proceeds due each respectively bears to the total proceeds, excluding any such interest.

VII.	DIVISION OF THE CASH SURRENDER VALUE OF THE POLICY

The Bank shall at all times be entitled to an amount equal to the policy's cash value, as that term is defined in the policy contract, less any policy loans and unpaid interest or cash withdrawals previously incurred by the Bank and any applicable surrender charges. Such cash value shall be determined as of the date of surrender or death as the case may be.

VIII.	PREMIUM WAIVER

If the policy contains a premium waiver provision, such waived amounts shall be considered for all purposes of this Agreement as having been paid by the Bank.

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IX.	RIGHTS OF PARTIES WHERE POLICY ENDOWMENT OR ANNUITY ELECTION EXISTS

In the event the policy involves an endowment or annuity element, the Bank's right and interest in any endowment proceeds or annuity benefits, on expiration of the deferment period, shall be determined under the provisions of this Agreement by regarding such endowment proceeds or the commuted value of such annuity benefits as the policy's cash value. Such endowment proceeds or annuity benefits shall be considered to be like death proceeds for the purposes of division under this Agreement.

X.	TERMINATION OF AGREEMENT

This Agreement shall terminate at the option of the Bank following thirty (30) days written notice to the Insured upon the happening of any one of the following:

1.	The Insured shall be in violation of the terms and conditions of that certain Executive Indexed Salary Continuation Plan Agreement dated the 27th of January, 1999, or

2.	The Insured shall be discharged from service with the Bank for cause. The term "for cause" shall mean the conviction of a felony involving fraud, or dishonesty that results in an adverse effect on the Bank.

Upon such termination, the Insured (or assignee) shall have a ninety (90) day option to receive from the Bank an absolute assignment of the policy in consideration of a cash payment to the Bank, whereupon this Agreement shall terminate. Such cash payment shall be the greater of:

1.	The Bank's share of the cash value of the policy on the date of such assignment, as defined in this Agreement.

2.	The amount of the premiums which have been paid by the Bank prior to the date of such assignment.

Should the Insured (or assignee) fail to exercise this option within the prescribed ninety (90) day period, the Insured (or assignee) agrees that all of his rights, interest and claims in the policy shall terminate as of the date of the termination of this Agreement.

Except as provided above, this Agreement shall terminate upon distribution of the death benefit proceeds in accordance with Paragraph VI above.

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XI.	INSURED'S OR ASSIGNEE'S ASSIGNMENT RIGHTS

The Insured may not, without the written consent of the Bank, assign to any individual, trust or other organization, any right, title or interest in the subject policy nor any rights, options, privileges or duties created under this Agreement.

XII.	AGREEMENT BINDING UPON THE PARTIES

This Agreement shall bind the Insured and the Bank, their heirs, successors, personal representatives and assigns.

XIII.	NAMED FIDUCIARY AND PLAN ADMINISTRATOR

The First Colebrook Bank is hereby designated the "Named Fiduciary" until resignation or removal by the board of directors. As Named Fiduciary, the Bank shall be responsible for the management, control, and administration of this Split Dollar Plan as established herein. The Named Fiduciary may allocate to others certain aspects of the management and operation responsibilities of the plan, including the employment of advisors and the delegation of any ministerial duties to qualified individuals.

XIV.	FUNDING POLICY

The funding policy for this Split Dollar Plan shall be to maintain the subject policy in force by paying, when due, all premiums required.

XV.	CLAIM PROCEDURES FOR LIFE INSURANCE POLICY AND SPLIT DOLLAR PLAN

Claim forms or claim information as to the subject policy can be obtained by contacting The Benefit Marketing Group, Inc. (770-952-1529). When the Named Fiduciary has a claim which may be covered under the provisions described in the insurance policy, he should contact the office named above, and they will either complete a claim form and forward it to an authorized representative of the Insurer or advise the named Fiduciary what further requirements are necessary. The Insurer will evaluate and make a decision as to payment. If the claim is payable, a benefit check will be issued to the Named Fiduciary.

In the event that a claim is not eligible under the policy, the Insurer will notify the Named Fiduciary of the denial pursuant to the requirements under the terms of the policy. If the Named Fiduciary is dissatisfied with the denial of the claim and wishes to contest such claim denial, he should contact the office named above and they will assist in making inquiry to the Insurer. All objections to the Insurer's actions should be in writing and submitted to the office named above for transmittal to the Insurer.

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XVI.	GENDER

Whenever in this Agreement words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

XVII.	INSURANCE COMPANY NOT A PARTY TO THIS AGREEMENT

The Insurer shall not be deemed a party to this Agreement, but will respect the rights of the parties as herein developed upon receiving an executed copy of this Agreement. Payment or other performance in accordance with the policy provisions shall fully discharge the Insurer for any and all liability.

Executed at Colebrook, New Hampshire this 27th day of January, 1999.

THE FIRST COLEBROOK BANK
Colebrook, New Hampshire

/s/ Marie L. Smith	By:	/s/ Jean F. Ladd, President
Witness		Title

/s/ Marie L. Smith	/s/ James E. Tibbetts
Witness	James E. Tibbetts

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